APPENDIX C:
DIRECTORS & OFFICERS BUSINESS EXPERIENCE

Contact

www.linkedin.com/in/meg-crowley-8a5508b (LinkedIn)

Top Skills

Fundraising
Editing
Stewardship

Meg Crowley

Owner/Baker at Third Cliff Bakery
Greater Boston Area

Summary

Specialties: administration, administrative support, database administration, file management, microsoft excel, microsoft office, microsoft powerpoint, microsoft word, organizational skills, recording, spanish, troubleshooting,

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Experience

Third Cliff Bakery

Owner/Baker
October 2014 - Present
Dorchester, MA

- Operate baking operation at shared commercial kitchen, producing herb shortbread, granola and other rotating items for sale at farmers markets, through online boutique and via coffee trike.
- Run mobile food service business from the Third Cliff Trike on the Rose Kennedy Greenway in downtown Boston, serving coffee drinks and baked goods.
- Strategizing expansion to wholesale partnerships in New England area in 2016.

EdVestors

Development Coordinator
September 2013 - September 2015 (2 years 1 month)
Boston, MA

Combined Jewish Philanthropies

3 years 6 months

Donor Relations and Stewardship Associate
September 2012 - September 2013 (1 year 1 month)
Boston, MA

· Plays a key role in the stewardship of $1,000+ donors to CJP through the management of broad-based communications and special acknowledgement and follow-up opportunities.

· Is responsible for developing stewardship plans for key funding priorities and managing and writing relevant collateral, stories and other supporting information and tools for front-line fundraisers, volunteers and donors.

Donor Relations and Stewardship Assistant
April 2010 - September 2012 (2 years 6 months)
Boston, MA

· Manage acknowledgement process for gifts of $50K+
· Create and maintain inventory of collateral materials for $45 million annual campaign
· Write and edit proposals and stewardship reports to major donors

Colorado and Massachusetts
Production Assistant
December 2007 - August 2011 (3 years 9 months)

· Helps to set up and break down equipment for an on-location shoot.
· Annotates script and observes time code on a multi-day shoot to be edited later.
· Is responsible for overseeing recording throughout show and maintaining files in an organized and manageable system.
· Troubleshoots issues and handles tasks as assigned to support the crew.

BREWING TEA IN A KETTLE OF WAR
Production Assistant
December 2009 - April 2010 (5 months)

· Create and maintain log of financial support for production of film.
· Transcribe footage for cataloguing of film.
· Manage donation and acknowledgement correspondence to further the film's grassroots publicity campaign.

INTERNATIONAL CENTER
Development Intern
October 2009 - April 2010 (7 months)

· Establish donor database using Salesforce cloud computing to organize donor history and expand contact base.
· Maintain tracking reports for major matching program to provide analysis and support budget planning.
· Assist office staff with development projects including annual appeal.

SUMMER SHACK
Food Server and Customer Service Representative

August 2009 - April 2010 (9 months)

· Prepare restaurant for customers by organizing service areas and creating inviting ambiance for meals.

· Serve customers, efficiently manage meal ordering and delivery, effectively handle customer comments and complaints, all while maintaining positive demeanor.

SCG MANGEMENT, CORP
Administrative Assistant
February 2009 - April 2010 (1 year 3 months)

· Maintain vendor files for properties managed to facilitate cost analysis.

· Conduct research to keep the company current on industry growth and product developments.

· Organize and analyze company files to ensure fiscal and operational efficiency.

Education

University of Massachusetts Amherst
Bachelor of Arts, Communication; Certificate Film Studies · (2007)